Exhibit 99.5

FOR IMMEDIATE RELEASE

TotalFinaElf responds to false allegations about activities in Myanmar

Paris, May 8, 2002 — The Belgian and French media reported that an action may have been brought before the Brussels Court regarding the presence of TotalFinaElf in Myanmar (Burma).

TotalFinaElf has not been officially notified of a court action; therefore, the company cannot comment on the specifics of the claim nor the elements involved.

Nonetheless, in the face of false allegations reported in the press, TotalFinaElf reiterates the following two points.

First, it is unthinkable that a company like TotalFinaElf would resort to using forced labor. In Myanmar and elsewhere, TotalFinaElf only employs voluntary workers who are duly compensated. In addition, the company rigorously ensures that outside contractors adhere to the same international standards.

Second, TotalFinaElf absolutely denies having employed in Myanmar, either directly or indirectly, military personnel as a security force. Security for the installations and personnel is the responsibility of the host State, without compensation. TotalFinaElf has never given any remuneration or logistical support to the military in Myanmar.

Finally, the company reiterates that in each country where it is active, TotalFinaElf operates with complete respect to French, local, European and international laws and regulations.